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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GPC Biotech AG

(Name of Issuer)

Ordinary Bearer Shares, no par value

(Title of Class of Securities)

38386P108

(CUSIP Number)

June 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. CUSIP No. 38386P108			Page 2 of 11

1.	Name of Reporting Person: ALTANA Aktiengesellschaft		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,360,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,360,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9): 7.85%

12.	Type of Reporting Person: CO

13G
CUSIP No. 38386P108			Page 3 of 11

1.	Name of Reporting Person: ALTANA Technology Projects GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,360,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,360,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9): 7.85%

12.	Type of Reporting Person: CO

13G
CUSIP No. 38386P108			Page 4 of 11

1.	Name of Reporting Person: Susanne Klatten		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,360,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 2,360,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,360,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9): 7.85%

12.	Type of Reporting Person: IN

ITEM 1

(a)	Name of Issuer:

GPC Biotech AG

(b)	Address of Issuer’s Principal Executive Offices:

Frauenhoferstrasse 20, D-82152 Martinsried, Munich, Federal Republic of Germany

ITEM 2.

(a)	Name of Person Filing:

ALTANA Aktiengesellschaft

ALTANA Technology Projects GmbH

Susanne Klatten

(b)	Address of Principal Business Office or, if None, Residence:

ALTANA Aktiengesellschaft, Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Federal Republic of Germany

ALTANA Technology Projects GmbH, Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Federal Republic of Germany

Susanne Klatten, Günther-Quandt-Haus, Seedammweg 55, D-61352 Bad Homburg v. d. Höhe, Federal Republic of Germany

(c)	Citizenship:

See Item 4 on page 2.

See Item 4 on page 3.

See Item 4 on page 4.

(d)	Title of Class of Securities:

Ordinary bearer shares, no par value.

(e)	CUSIP Number:

38386P108

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuers identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on page 2.

See Item 9 on page 3.

See Item 9 on page 4.

(b)	Percent of class:

See Item 11 on page 2.

See Item 11 on page 3.

See Item 11 on page 4.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Item 5 on page 2.

See Item 5 on page 3.

See Item 5 on page 4.

(ii)	Shared power to vote or direct the vote:

See Item 6 on page 2.

See Item 6 on page 3.

See Item 6 on page 4.

(iii)	Sole power to dispose or direct the disposition of:

See Item 7 on page 2.

See Item 7 on page 3.

See Item 7 on page 4.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on page 2.

See Item 8 on page 3.

See Item 8 on page 4.

ITEM 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company or Control Person.

ALTANA Technology Projects GmbH holds the Ordinary Bearer Shares of GPC Biotech AG. ALTANA Technology Projects GmbH is a wholly owned direct subsidiary of ALTANA Aktiengesellschaft. Ms. Susanne Klatten is the majority shareholder of ALTANA Aktiengesellschaft.

ITEM 8. Identification and Classification of the Members of the Group.

     Not applicable.

ITEM 9. Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certifications.

     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2005
Date

ALTANA Aktiengesellschaft

/s/ Dr. Hermann Küllmer
Signature
Dr. Hermann Küllmer Chief Financial Officer and Member of the Management Board

/s/ Dr. Rudolf Pietzke
Signature
Dr. Rudolf Pietzke General Counsel

ALTANA Technology Projects GmbH

/s/ Dr. Hermann Küllmer
Signature
Dr. Hermann Küllmer Managing Director

/s/ Dr. Paul Reuter
Signature
Dr. Paul Reuter Managing Director

/s/ Susanne Klatten
Signature